UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Announces Unaudited Financial Results for the Nine Months Ended September 30, 2017

BEIJING, November 30, 2017 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a leading financial advisory services company, today announced its unaudited financial results for the nine months ended September 30, 2017.

Highlights for the period from January 1, 2017 to September 30, 2017

●	Net Revenue of $13.11 million, a 19% year-over-year increase from the same period in 2016
●	Net Income for the nine months ended September 30, 2017 was $13.25 million compared to a Net Income of $9.50 million in the same period a year ago, representing a 40% year-over-year increase.
●	Earnings per share for the period from January 1, 2017 to September 30, 2017 was $0.65 compared to $0.47 in the same period a year ago.

“We are pleased to report strong third quarter financial results that highlight continued momentum in the growth of our business with revenue and net income growing by 26% and 32%, respectively for the third quarter 2017, and by 19% and 40%, respectively for the three quarters of 2017,” commented Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS.

Mr. Lin continued, “During the third quarter, we also made significant progress in executing our long-term growth plan. In October, we launched our supply chain financing services with an initial focus on the medical supplies and medical equipment, airline catering and bulk commodity supply chain industries. In November, we signed an agreement to acquire Beijing Anytrust Science & Technology Co., Ltd., a big data company focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China, just weeks after the launch of our FinTech Initiative. Kudos to our dedicated team and we look forward to ending the year on a strong note.”

Operating Metrics for the period from January 1, 2017 to September 30, 2017

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Nine Months Ended September 30,
	2017		2016
	RMB	US$	RMB	US$
	(in Million)
Amount of financing advised:	8,599	1,264	6,690	1,018
Commercial Payment	5,625	827	4,271	650
International Corporate Financing	2,041	300	1,512	230
Intermediary Loan	933	137	907	138

	For the Nine Months Ended September 30,
	2017	2016
Number of clients advised(1)	25	21
Commercial Payment	17	13
International Corporate Financing	3	3
Intermediary Loan	5	5

(1)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

	For the Nine Months Ended September 30,
	2017	2016
	(in US$ thousands)
Advisory fees billed to clients(2)	13,107	10,976

(2)	Represent amounts net of VAT.

The amount of financing advised is calculated by summing up the financing amount indicated on the financing advisory contracts. The revenue is calculated by multiplying the service fee ratio indicated on the contract and the financing amount advised.

Results for the Three Months ended September 30, 2017

The following tables set forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of variance. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended September 30,		Variance
	2017	2016	Amount	%
Revenue	$5,133,890	$4,068,299	$1,065,591	26%
Cost of revenue	133,370	96,548	36,822	38%
Gross profit	5,000,520	3,971,751	1,028,769	26%
General and administrative expense	925,114	278,224	646,890	233%
Selling and distribution expense	62,271	9,620	52,651	547%
Income from operations	4,013,135	3,683,907	329,228	9%
Interest income on bank deposit	3,079	418	2,661	637%
Other (expenses)/income	(26,452)	51	(26,503)	(51967)%
Interest income from loans to third parties	1,216,416	693,914	522,502	75%
Income before income taxes	5,206,178	4,378,290	827,888	19%
Income tax expenses	191,821	576,285	(384,464)	(67)%
Net income	$5,014,357	$3,802,005	$1,212,352	32%
Comprehensive income	$5,772,283	$3,652,842	$2,119,441	58%

Revenue

Net revenue for three months ended September 30, 2017 increased 26% to $5,133,890 from $4,068,299 in the same period in 2016.

Approximately 82% of our revenue or $4,218,708 was generated by providing commercial payment advisory services to 8 small and medium size enterprises (“SMEs”), a 99% increase from $2,114,950 for the same period in 2016. The increase is mainly attributable to the increase in the total commercial financing amount of $373 million in the current period, compared with 3 customers with only $187 million in the three months ended September 30, 2016.

Approximately 10% of our revenue or $519,438 was derived from providing intermediary bank loan advisory services to a customer, representing a 67% decrease from $1,572,127 in the same period in 2017. We assisted in obtaining a $27 million loan from banks compared to the same period last year when we assisted 2 customers with a $83 million loan.

Finally, approximately 8% of our revenue or $395,744 was derived from providing international corporate financing advisory services for the three months ended September 30, 2017. International corporate financing advisory revenue increased 4% from $381,222 in the same period in 2016.

Overall, our revenue increased substantially for the period from June 30, 2017 to September 30, 2017 compared to the same period in 2016. This increase was mainly due to an increase in the financing amounts with $500 million in the current period as compared to $370 million for the three months ended September 30, 2016. Our advisory fee rate remained unchanged year over year.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $133,370 for the three months ended September 30, 2017 compared to $96,548 for the three months ended September 30, 2016. The main reason for the increase is the increase of basic salaries of our employees and an increase of performance-related salaries as a result of our improved revenue.

Gross Profit and Gross Margin

Gross profit for the period from June 30, 2017 to September 30, 2017 increased 26% to $5,000,520 from $3,971,751 in the same period in 2016. The increase is in line with our revenue growth of 26% over the same periods and a corresponding increase in cost of revenue.

Gross margin, or gross profit as a percentage of total revenue, was 97.4% for the period from June 30, 2017 to September 30, 2017, compared with 97.6% in the same period in 2016.

Operating Expenses

Total operating expenses for the three months ended September 30, 2017 increased 243% to $987,385 from $287,844 in the same period in 2016.

Selling and marketing expenses for the three months ended September 30, 2017 increased 547% to $62,271 from $9,620 in the comparable period in 2016. The year-over-year increase was primarily resulted from newspaper advertisements to promote the Company and its services in the third quarter of 2017 and staffing costs increase.

General and administrative expenses consist primarily of staff salaries, rental expenses and office related expenses. General and administrative expenses were $925,114, or 18% of total revenue for the three months ended September 30, 2017, as compared to $278,224 or 7% of total revenue in the same period in 2016, an increase of $646,890. The increase of general and administrative expenses is mainly due to an increase in rental expenses because we rented a new office in July 2017, professional fees which was nil in 2016, and travelling and entertainment expenses associated with attending our initial public offering activities.

Income from Operations and Operating Margin

Income from operations in the three months ended September 30, 2017 was $4,013,135, compared with operating income of $3,683,907 in the same period in 2016.

Operating margin, or income from operations as a percentage of total revenue is 78% for the three months ended September 30, 2017 as compared to 91% for the same period in 2016.

Interest income

Interest income was $1,219,495 for the three months ended September 30, 2017, compared with $694,332 for the same period a year ago. Interest income was primarily from loans to third parties and bank deposits.

Income tax expense

Income tax expense was $191,821 for the three months ended September 30, 2017, compared with $576,285 for the same period in the previous year. The sharp decrease of income tax expense was mainly due to the transition of operating business from one subsidiary- Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin”), which is subject to 25% income tax rate, to another subsidiary - Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”), which is exempted from income tax from its inception through December 31, 2020, during the third quarter of 2016.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation gain was $757,926 in the three months ended September 30, 2017, compared with a loss of $149,163 in the same period of the previous year, as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net Income

Net income for the three months ended September 30, 2017 was $5,014,357, as compared to $3,802,005 for the three months ended September 30, 2016. The increase in net income is mainly due to our business expansion and growth in our revenue.

Results for the Nine Months ended September 30, 2017

The following tables set forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of variance. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Nine Months Ended September 30,		Variance
	2017	2016	Amount	%
Revenue	$13,107,104	$10,975,921	$2,131,183	19%
Cost of revenue	315,884	272,869	43,015	16%
Gross profit	12,791,220	10,703,052	2,088,168	20%
General and administrative expense	1,536,974	790,273	746,701	94%
Selling and distribution expense	88,566	28,752	59,814	208%
Income from operations	11,165,680	9,884,027	1,281,653	13%
Interest income on bank deposit	7,697	2,365	5,332	225%
Other expenses	(52,851)	(7,377)	(45,474)	616%
Interest income from loans to third parties	2,672,108	2,087,992	584,116	28%
Income before income taxes	13,792,634	11,967,007	1,825,627	15%
Income tax expenses	539,123	2,471,844	(1,932,721)	(78)%
Net income	$13,253,511	$9,495,163	$3,758,348	40%
Comprehensive income	$14,740,425	$8,943,743	$5,796,682	65%

Revenue

Net revenue for nine months ended September 30, 2017 increased 19% year-over-year to $13,107,104 from $10,975,921 in the same period in 2016.

Approximately 71% of our revenue or $9,360,236, an increase of 23% from $7,585,555 in the same period last year, was generated by providing commercial payment advisory services to 17 SMEs which we assisted in helping them obtain acceptance bills from banks in 17 separate transactions with a total financing amount of $827 million compared to $650 million for the same period last year.

Approximately 20% of our revenue or $2,587,585 was derived from providing intermediary bank loan advisory services to 5 customers, a slight 3% increase from $2,517,229 for the same period in 2016.

Finally, approximately 9% of our revenue or $1,159,283 was derived from providing international corporate financing advisory services for the nine months ended September 30, 2017. International corporate financing advisory revenues increased 33% from $873,137 in the same period in 2016 mainly due to the increase in the financing amount of $300 million compared to $230 million in 2016.

Overall, our revenue increased substantially for the period from January 1, 2017 to September 30, 2017 compared to the same period in 2016 mainly due to an increase in the financing amounts of $1,264 million as compared to $1,018 million. Our advisory fee rate remained unchanged year over year.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $315,884 for the nine months ended September 30, 2017 compared to $272,869 for the nine months ended September 30, 2016. The main reasons for the increase in cost of revenue are basic salary increments in July 2017 and an increase in performance-related salaries as a result of improved revenue.

Gross Profit and Gross Margin

Gross profit for the period from January 1, 2017 to September 30, 2017 increased 20% to $12,791,220 from $10,703,052 in the same period in 2016. The increase is in line with the revenue growth of 19% over the same periods and a corresponding increase in cost of revenue.

Gross margin, or gross profit as a percentage of total revenue, was 98% for the period from January 1, 2017 to September 30, 2017, which is unchanged compared to the same period in 2016.

Operating Expenses

Total operating expenses for the nine months ended September 30, 2017 increased 98% to $1,625,540 from $819,025 in the same period in 2016.

Selling and marketing expenses for the nine months ended September 30, 2017 increased 208% to $88,566 from $28,752 in the comparable period in 2016. The year-over-year increase primarily resulted from newspaper advertisements to promote the Company and its services in the third quarter of 2017 and staffing costs increase.

General and administrative expenses consist primarily of staff salaries, rental expenses and office related expenses. General and administrative expenses were $1,536,974, or 12% of total revenue for the nine months ended September 30, 2017, as compared to $790,273 or 7% of total revenue in the same period in 2016, an increase of $746,701. The increase in general and administrative expenses is mainly due to an increase in rental expenses because we rented a new office rented in July 2017, professional fees which were nil in 2016, and travelling and entertainment expenses incurred as a result of our initial public offering activities.

Income from Operations and Operating Margin

Income from operations in the nine months ended September 30, 2017 was $11,165,680, compared with operating income of $9,884,027 in the same period in 2016.

Operating margin, or income from operations as a percentage of total revenue was 85% for the nine months ended September 30, 2017, compared with 90% for the same period a year ago.

Interest income

Interest income was $2,679,805 for the nine months ended September 30, 2017, compared with $2,090,357 for the same period a year ago. Interest income was primarily from loans to third parties and bank deposits.

Income tax expense

Income tax expense was $539,123 for the nine months ended September 30, 2017, compared with $2,471,844 for the same period in the previous year. The sharp decrease of income tax expense was mainly due to the transition of operating business from one subsidiary Sheng Ying Xin, which is subject to the 25% income tax rate, to another subsidiary - Kashgar SYX, which is exempted from income tax from its inception through December 31, 2020, during the third quarter of 2016.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation gain was $1,486,914 in the nine months ended September 30, 2017, compared with a loss of $551,420 in the same period of the previous year, as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net Income

Net income for the nine months ended September 30, 2017 was $13,253,511, as compared to $9,495,163 for the nine months ended September 30, 2016. The increase in net income is mainly due to our business expansion and growth in our revenue.

Liquidity and Capital Resources

As of September 30, 2017 and December 31, 2016, we held cash of $23,196,608 and $1,880,425 respectively.

Net cash generated from operations for the nine months ended September 30, 2017 was $13,603,899 as compared to net cash generated from operations of $10,512,091 for the nine months ended September 30, 2016.

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIE only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. The Company is expected to focus the operation mainly in PRC and is not expected to have significant operations outside PRC in the foreseeable future, and is not expected to have significant transfer of cash to and/or from the PRC subsidiary and VIE.

According to applicable PRC laws and regulations, a number of conditions must be met before any dividends of a wholly foreign owned enterprise, such as our PRC subsidiary, may be distributed. In accordance with the Implementation Rules of Wholly Foreign-Owned Enterprise Law of the PRC promulgated by the State Council, prior to the payment of any dividend, our PRC subsidiary is required to (i) reserve funds from its profit of current accounting year to make up its losses for the previous accounting years, (ii) pay the income taxes pursuant to applicable tax laws of the PRC and (iii) reserve accumulated funds to improve our PRC subsidiary’s ability to withstand operation risks. Therefore, the PRC regulations could conceivably limit the amount of dividends that can be paid by our PRC subsidiary although our PRC subsidiary has historically not paid any dividends. We believe that such limitation will exist in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Other Significant Events

Entry into a Material Definitive Agreement

On November 14, 2017, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. (“Sheng Ying Xin”), the contractually controlled and managed company of China Internet Nationwide Financial Services Inc. (the “Company”), entered into an equity transfer agreement (the “Equity Transfer Agreement”) with Beijing Tianhuang Tongda Technology Co., Ltd, the sole shareholder of Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”). Pursuant to the Equity Transfer Agreement, Sheng Ying Xin shall acquire all of the issued and outstanding equity interest of Anytrust for a total cash consideration of RMB 12,000,000 (approximately US$1,808,326, hereinafter referred to as the “Purchase Consideration”). Sheng Ying Yin shall pay Beijing Tianhuang Tongda Technology Co., Ltd RMB 200,000 (approximately US$30,121) as down payment within two days from the execution of the Equity Transfer Agreement and RMB5,000,000 (approximately US$753,034) within two days after the shareholder change registration is completed with the relevant Administration of Industry and Commerce. The balance of the Purchase Consideration shall be paid to Beijing Tianhuang Tongda Technology Co. Ltd within two days after the latter delivers all the relevant certificates, licenses, seals, account books and other documents and materials of Anytrust to Sheng Ying Xin. The transaction is subject to satisfactory due diligence on Anytrust. The acquisition was consummated on November 23, 2017.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

China Internet Nationwide Financial Services Inc.

Email: ir@cifsp.com

Phone:+86 10 8587 8166

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of	As of
	September 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$23,196,608	$1,880,425
Accounts receivable (including $0 and $0 of receivable from related parties as of September 30, 2017 and December 31, 2016, respectively)	5,885,278	8,088,511
Other receivables and prepayments	355,386	94,474
Loan to third parties	33,955,717	19,237,422
Deferred offering cost	-	312,202
Total Current Assets	63,392,989	29,613,034

Non-current assets
Equipment, net	131,324	28,777
Intangible assets, net	5,445	2,772
Long-term office rental deposit	514,950	208,695
Total Assets	$64,044,708	$29,853,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$575,933	$490,875
Other payables and accruals	28,631	53,827
Due to a related party	163,603	163,361
Taxes payable	4,929,438	3,755,872
Total Current Liabilities	5,697,605	4,463,935

Shareholders’ equity
Common Stock ($0.001 par value, unlimited authorized shares, and 22,023,146 and 20,000,000 share issued and outstanding as of September 30, 2017 and December 31, 2016, respectively)	22,023	20,000
Additional paid in capital	27,362,710	9,147,398
Statutory reserve	1,657,084	1,657,084
Retained earnings	30,932,971	17,679,458
Accumulated other comprehensive loss	(1,627,685)	(3,114,597)
Total Shareholders’ Equity	58,347,103	25,389,343
Total Liabilities and Shareholders’ Equity	$64,044,708	$29,853,278

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Revenue
International corporate financing advisory	$395,744	$381,222	$1,159,283	$873,137
Intermediary bank advisory services	519,438	1,572,127	2,587,585	2,517,229
Commercial payment advisory services	4,218,708	2,114,950	9,360,236	7,585,555
Total revenue	5,133,890	4,068,299	13,107,104	10,975,921

Cost of revenues	133,370	96,548	315,884	272,869
Gross profit	5,000,520	3,971,751	12,791,220	10,703,052

Operating expenses
Selling and marketing expenses	62,271	9,620	88,566	28,752
General and administrative expenses	925,114	278,224	1,536,974	790,273
Total Operating expenses	987,385	287,844	1,625,540	819,025
Income from operations	4,013,135	3,683,907	11,165,680	9,884,027

Other income (expenses)
Interest income on bank deposit	3,079	418	7,697	2,365
Other income(expenses), net	(26,452)	51	(52,851)	(7,377)
Interest income from loans to third parties	1,216,416	693,914	2,672,108	2,087,992
Total other income, net	1,193,043	694,383	2,626,954	2,082,980

Income before income tax expenses	5,206,178	4,378,290	13,792,634	11,967,007
Income tax expenses	191,821	576,285	539,123	2,471,844
Net Income	$5,014,357	$3,802,005	$13,253,511	$9,495,163
Other comprehensive loss
Foreign currency translation gain/(loss)	757,926	(149,163)	1,486,914	(551,420)
Comprehensive Income	$5,772,283	$3,652,842	$14,740,425	$8,943,743
Weighted average number of shares, basic and diluted*	21,429,397	20,000,000	20,481,701	20,000,000
Basic and diluted earnings per share	$0.23	$0.19	$0.65	$0.47

*Initial Public Offering

The Company completed an initial public offering (“IPO”) of 2,023,146 of its ordinary shares to the public at a price of $10.00 per share for a total of $20,231,460 before underwriting discounts, commissions and offering expenses on July 28, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 30, 2017	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

		By:	/s/ Jianxin Lin
		Name:	Jianxin Lin
		Title:	Chief Executive Officer

Exhibit Index

Exhibit 99.1 — Press Release